WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated November 6, 2019, and provides an analysis of the Company’s results of operations for the three and nine months ended September 30, 2019.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2019, and Western’s audited consolidated financial statements for the year ended December 31, 2018 and the notes thereto prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2018. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2018 (“AIF”), is filed with Canadian regulators on SEDAR at www.sedar.com. This information, along with Western’s annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the “SEC”), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. (“Casino Mining”), are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENT

Canadian Creek Property Acquisition

The Company acquired 311 mineral claims that comprise the Canadian Creek Property owned by Cariboo Rose Resources Ltd. (“Cariboo Rose”) on August 28, 2019 (the “Acquisition”).

The Canadian Creek Property lies directly adjacent to the Company’s Casino Project. The Acquisition secures critical ground immediately adjacent to the Casino Project, and there is likelihood that the Casino deposit will extend into the Canadian Creek Property. The Acquisition also provides additional exploration potential for the Company.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

In exchange for the mineral claims the Company issued 3 million common shares to Cariboo Rose valued at $0.92 per common share for total consideration of $2,760,000.

Private Placement

On May 17, 2019, the Company completed a brokered private placement of flow-through common shares (the “FT Shares”). The Company issued a total of 3,727,000 FT Shares, comprised of (i) 3,333,333 FT Shares pursuant to the base offering and (ii) 393,667 FT Shares pursuant to the agent’s exercise of its option, at a price of C$0.90 per FT Share for aggregate gross proceeds of C$3,354,300.

Changes to directors and officers

On April 15, 2019, the Company appointed Mr. Kenneth Williamson to the Board of Directors. Mr. Williamson is a professional director with over 40 years of experience in natural resources and investment banking, where his focus has been on capital markets and mergers and acquisitions. Mr. Williamson worked in the oil and gas sector before transitioning into investment banking at Midland Walwyn/Merrill Lynch Canada Inc. where he was Vice-Chairman of Investment Banking until 1998.

Mr. Williamson has held various positions on Boards throughout his career, including Goldcorp Inc, Tahoe Resources Inc., Quadra FNX Mining Ltd., BlackRock Ventures Inc., Uranium One Inc., BioteQ Environmental Technologies Inc., Glamis Gold Ltd., and Eicon Technology Corporation. Mr. Williamson is a member of the National Association of Corporate Directors (NACD), Institute of Corporate Directors (ICD) and the Professional Engineers of Ontario (PEO). Mr. Williamson has a Bachelor of Applied Sciences degree from University of Toronto and an MBA from University of Western Ontario.

On April 3, 2019, Western appointed Ms. Tara Christie to the Board of Directors. Ms. Christie has over 20 years’ experience in the exploration and mining business. She is currently President and CEO of Banyan Gold Corp and serves on the boards of Constantine Metal Resources Ltd and Klondike Gold Corp. Ms. Christie has B.Sc. and M.Sc. degrees in Geotechnical Engineering from the University of British Columbia and is a registered professional engineer in BC and Yukon.

On February 1, 2019, the Company announced that Mr. David Williams resigned from the Board of Directors.

On March 7, 2019, the Company announced that Mr. Julien Francois, Chief Financial Officer and Corporate Secretary resigned from the Company effective April 30, 2019. Mr. Varun Prasad, Corporate Controller, has been appointed Interim Chief Financial Officer and Ms. Elena Spivak, Paralegal, has been appointed Corporate Secretary.

CASINO PROJECT UPDATE

Exploration Program

On June 3, 2019, the Company announced the commencement of an approximately 10,000 meter drill program at its wholly owned Casino Project, which primarily consisted of in-fill drilling of inferred mineralization located in the 22-year pit outlined by the January 25, 2013 Casino Project Feasibility Study (the “Feasibility Study”).

On September 24, 2019, the Company announced that during its recently completed drill program, Hole DH19-21 returned 55.1 grams per tonne (“g/t”) gold over 2.97 metres (“m”) at a depth of 147.98 m. A re-assay of this sample returned 65.9 g/t confirming the high gold grade.

This high grade intercept is the third high grade intercept found to date in the deposit. Previously intersected high-gold intercepts include 1.85 m grading 73.60 g/t gold in Hole 94-300 located 580 m northwest of DH19-21 and 53.50 g/t gold over 2.5 m in Hole CAS-007 located 730 m northeast. Each of these high-gold intercepts occurs in or near fault structures and is associated with late phase alteration cross cutting the earlier porphyry related alteration.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

Permitting

In November 2018, the Company completed the BATT Study, a major component of the environmental assessment application for the Casino Project. The BATT Study was the culmination of an 18-month collaborative process that included participation by First Nations, YESAB, and the Yukon Government.

During the BATT Study, participants considered the environmental, technical, economic, social, and failure impacts of the possible options for disposal of tailings and mine waste, and selected the option considered to be the Best Available Technology for the Casino Project. The participants reviewed 11 different locations and five different technologies, including conventional and dry-stack disposal of tailings. The process was facilitated by Environmental Resources Management Ltd., and incorporates significant input from the participants and technical contributions from Knight Piésold Ltd.

Traditional Land Use Studies have now been completed for all First Nations identified by YESAB as being potentially impacted by the Casino Project. These studies, which took place over the past two years, are central to the assessment of effects of the Casino Project and are therefore a critical step in the completion of the Environmental and Socio-Economic (“ESE”) Statement.

The Company has initiated engineering activities to incorporate the outcomes of the BATT Study into the Facility design, but there is no timeline for submission of the ESE Statement.

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

On April 8, 2019, the Yukon Government and Little Salmon/Carmacks First Nation reached an agreement (the “Agreement”) for the first section of the Casino Project access road: the proposed Carmacks Bypass.

This Agreement represents the first project agreement for the Yukon Resource Gateway Project (the “Gateway Project”). The Gateway Project includes funding for upgrading the initial 82 km of the existing access road to standards required for the Casino Project and 30% funding for the additional 126 km of new access road to the Casino site secured through commitments from the Yukon Government and the Federal Government.

The Yukon Government indicated that it recently completed geotechnical investigations on the Carmacks Bypass and engineering is underway with a goal to start construction as soon as possible. It is also in discussions with the Little Salmon/Carmacks First Nation for an agreement on the remainder of the initial 82 km of the access road.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation expenditures

Western’s recent activities have focused on permitting and engineering of the Casino Project and the recent acquisition of the Canadian Creek Property. Capitalized expenditures for the periods presented were as follows:

For the nine months ended September 30,	2019	2018
	$	$
Acquisition costs	2,798,913	-
Claims maintenance	4,963	11,445
Engineering	80,522	158,100
Exploration and camp support	2,827,877	-
Permitting	168,251	553,361
Salary and wages	204,981	267,377
Share-based payments	62,364	82,950

CASINO EXPENDITURES	6,147,871	1,073,233

Feasibility Study

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The full text of the Feasibility Study is available under the Company’s profile on SEDAR.

Feasibility Study results

Copper Price	US$/lb	3.00
Gold Price	US$/oz	1,400
Molybdenum Price	US$/lb	14.00
Silver Price	US$/oz	25.00
Exchange Rate	C$: 1 US$	0.95

Net Present Value, After-tax, 8% discount	C$ M	1,830
Internal Rate of Return, After-tax	%	20.1
Payback Period	Years	3.0

Royalties and production payments

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom.

As part of a separate agreement, Western is required to make a payment of $1 million upon achieving commercial production at the Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Sep-19	30-Jun-19	31-Mar-19	31-Dec-18
	$	$	$	$
Loss and comprehensive loss	606,655	671,214	686,896	664,384
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	2,507,950	5,297,396	3,640,957	4,531,546
Exploration and evaluation assets	48,093,950	43,106,620	42,082,913	41,946,079
Total assets	50,918,610	48,883,659	46,087,857	46,889,013

As at and for the quarter ended	30-Sep-18	30-Jun-18	31-Mar-18	31-Dec-17
	$	$	$	$
Loss and comprehensive loss	667,710	962,808	561,258	596,075
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	5,187,904	5,848,530	6,392,735	4,099,501
Exploration and evaluation assets	41,723,780	41,517,222	40,966,002	40,650,547
Total assets	47,424,908	47,857,520	48,064,637	45,209,605

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to foreign exchange and marketable securities, and variances in stock-based compensation expense.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

During the three months ended September 30, 2019, exploration and evaluation assets increased as the Company acquired 311 mineral claims that comprise the Canadian Creek Property and the Company completed field work for its 2019 drill campaign.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$

Filing and regulatory fees	6,709	5,090	188,623	202,530
Office and administration	68,849	76,628	185,421	199,613
Professional fees	17,344	20,645	69,236	72,314
Rent and utilities	23,830	28,065	91,059	84,194
Share-based payments (note 8, 10)	134,299	164,506	295,575	425,423
Shareholder communication and travel	97,320	95,836	316,189	460,206
Wages and benefits (note 10)	227,912	241,642	752,208	790,330

CORPORATE EXPENSES	576,263	632,412	1,898,311	2,234,610

Foreign exchange loss (gain)	1,518	(348)	823	6,871
Interest income	(10,726)	(22,654)	(51,069)	(64,405)
Unrealized loss on marketable securities	39,600	58,300	116,700	14,700

LOSS AND COMPREHENSIVE LOSS	606,655	667,710	1,964,765	2,191,776

THREE MONTHS ENDED SEPTEMBER 30, 2019

Western incurred a loss of $607,000 ($0.01 per common share) for the three months ended September 30, 2019, compared to a loss of $668,000 ($0.01 per common share) over the same period in 2018. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative loss figures, as follows:

Share-based payments decreased by $30,000 during the three months ended September 30, 2019, compared to the same period in 2018 due to timing, valuation, and amortization differences relating to the underlying stock option grants.

The Company recorded an unrealized loss on marketable securities of $40,000 during the three months ended September 30, 2019, reflecting the change in market value of the Company’s holdings. This compares to a loss of $58,000 recorded during the three months ended September 30, 2018.

NINE MONTHS ENDED SEPTEMBER 30, 2019

Western incurred a loss of $1.96 million ($0.02 per common share) for the nine months ended September 30, 2019, compared to a loss of $2.19 million ($0.02 per common share) over the same period in 2018. The fluctuations in the Company’s corporate costs during the nine months ended September 30, 2019, relate to variances in share-based payments, discussed above, shareholder communication and travel, and unrealized losses on marketable securities.

Shareholder communication and travel decreased by $144,000 during the nine months ended September 30, 2019, compared to the same period in 2018 as the Company reduced marketing initiatives due to market conditions.

Differences in the unrealized losses are a result of variances in the share price of the marketable securities held by Western at each period end date.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

For the nine months ended September, 2019,	2019	2018
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,500,539)	(1,847,307)
Financing activities	3,059,640	3,920,501
Investing activities	(2,588,899)	(1,816,539)

CHANGE IN CASH AND EQUIVALENTS	(1,029,798)	256,655

Cash and cash equivalents – beginning	3,026,385	395,370

CASH AND CASH EQUIVALENTS	1,996,587	652,025

In addition to its cash and cash equivalents, the Company held $500,000 in short-term investments on September 30, 2019. Cash, cash equivalents, and short-term investments totaled $2.5 million as at September 30, 2019 (December 31, 2018 - $4.5 million). Western’s net working capital as at September 30, 2019 totaled $2.4 million (December 31, 2018 - $4.3 million).

Western is an exploration stage company. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations. Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the near term, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the nine months ended September 30, 2019, the Company completed a brokered private placement for aggregate proceeds of $3.35 million. During the nine months ended September 30, 2018, the Company completed a private placement for aggregate gross proceeds of $3.3 million.

The Company received $47,000 from the exercise of stock options during the nine months ended September 30, 2019. During the nine months ended September 30, 2018, the Company received $733,000 from the exercise of stock options.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the nine months ended September 30, 2019, Western redeemed $1 million in short-term investments and spent $3.5 million on exploration and evaluation expenditures. During the nine months ended September 30, 2018, Western purchased $813,000 in short-term investments and expended $1 million on mineral property activities.

The majority of the mineral property expenditures incurred during the nine months ended September 30, 2019, relate to the Company’s exploration program and the acquisition of the Canadian Creek mineral claims. Mineral property expenditures during the nine months ended September 30, 2018, largely relate to engineering, permitting, and salary and wages related to the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 107,586,001 common shares outstanding. The Company also has 6,200,001 stock options outstanding with exercises prices ranging from $0.50 to $1.20 and 1,452,533 warrants with an exercise price of $1.75.

CONTRACTUAL OBLIGATIONS

The Company must spend approximately $521,000 on qualifying Canadian exploration expenditures by December 31, 2020. Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in March 2020 by December 31, 2020 and the amount that the investors actually realized

The Company has no off-balance sheet arrangements, no lease agreements and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

KEY MANAGEMENT COMPENSATION

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$
Salaries and director fees	205,569	193,738	626,394	596,677
Share-based payments	125,077	134,813	263,966	360,346

KEY MANAGEMENT COMPENSATION	330,646	328,551	890,360	957,023

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the assets’ recoverable amount is estimated. If the assets’ carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss. The Company’s review did not identify any indication of impairment.

Environmental site reclamation

The Company has not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

CHANGES IN INTERNAL CONTROLS

During the three and nine months ended September 30, 2019, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FINANCIAL INSTRUMENT RISK

There has been no change in the Company’s financial instrument risks or management’s approach to those risks during the three and nine months ended September 30, 2019.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading “Casino Project Update” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manners and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2019
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.